ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 25, 2022	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

State Street Institutional Funds (the “Trust” or the “Registrant”) (Registration Nos. 333-29337 and 811-08257) Amendment Number 55 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on November 24, 2021, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust that Mr. David Orlic of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Trust currently intends to make a filing under Rule 485(b) of the 1933 Act on or about January 27, 2022 containing its Prospectus and SAI that will become automatically effective on or about January 31, 2022.

Prospectus Comments

1.

Prior to the effective date of the Registration Statement, please provide by email the complete fee and expense table, expense examples and performance information that will be included in response to Items 3 and 4 of Form N-1A.

Response: The requested items will be provided by email prior to effective date of the Registration Statement.

2.	Please review the format of the performance tables and add the sub-caption “Return before Taxes” for Service Class returns shown in the table.

Response: The requested change will be made.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann